UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Taxpayer registry (“CNPJ/MF”) no. 90.400.888/0001 -42
Publicly-held company
State Registry (“NIRE”) no. 35.300.332.067

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A., acting through its Grand Cayman branch, hereby announces that it priced the offering of notes outside of Brazil in the amount of US$ 500,000,000 (five hundred million U.S. dollars) under its Global Medium Term Note program, with a fixed interest rate of 4.5% per annum and due 2015. The notes were offered under Regulation S and Rule 144A under the U.S. Securities Act of 1933 (Securities Act).

The notes have not been and will not be registered under the Securities Act and may not be offered or sold (a) in the United States absent registration or an applicable exemption from registration under the Securities Act, or (b) in any other jurisdiction in which such offer or sale is prohibited. This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy the notes.

São Paulo, March 31, 2010.

Carlos Alberto López Galán
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President